Virgin Mobile USA, Inc.

10 Independence Boulevard

Warren, NJ 07059

October 4, 2007

VIA FACSIMILE AND EDGAR

Larry Spirgel

Kathleen Krebs

Derek B. Swanson

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington D.C. 20549

Re:	Virgin Mobile USA, Inc.
Registration Statement on Form S-1
File No.: 333-142524

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of Virgin Mobile USA, Inc. (the “Company”) be accelerated so that the Registration Statement may become effective at 2:00 p.m. EST on October 10, 2007, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Act.

The Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Virgin Mobile USA, Inc.

By:	/s/ Peter Lurie
Peter Lurie
General Counsel and Secretary